
Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

October 30, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 24, 2025, The Nasdaq Stock Market (the "Exchange") received from REX ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Shares of Beneficial Interest, $.01 par value per share
of
REX IncomeMax Option Strategy ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,